January 21, 2014

Via Edgar Correspondence

Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Sysorex Global Holdings Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed December 9, 2013

File No.  333-191648

Dear Sir or Madam:

This letter is in response to the comments contained in the Staff’s letter to Sysorex Global Holdings Corp. (the “Company”), dated January 2, 2014 (the “Staff’s Letter”), concerning the Company’s Registration Statement on Form S-1 (File No. 333-191648), including all amendments thereto (the “Registration Statement”) filed with the Securities and Exchange Commission. We have filed an amendment to the Registration Statement (the “Amendment No. 3”) concurrently with this letter incorporating and/or responding to the requested changes.

The comments set forth in the Staff’s Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the same paragraph number in the Staff’s Letter.

Prospectus Summary

The Company

Overview, page 3

1.

Your response to prior comment 3 does not provide sufficient information to support your conclusion that the two segments identified in the second and third bullet points of your response meet the criteria for aggregation.  Provide an analysis that presents disaggregated data for each of your three segments and apply each of the quantitative tests set forth in paragraph 12 of ASC 280-10-50.  Please ensure that you address each of the criteria in paragraph 12, including 12(b)(1) and 12(b)(2).

The Company has amended the disclosure in its Registration Statement to provide segment reporting disclosure and after discussions with the Staff determined that it would not be necessary to provide the requested analysis. Please refer to pages 44-45 and F-25 of the Amendment No. 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-Based Compensation, page 40

2.

We note that you have included a lengthy description of the valuation process and certain variables and methods employed.  Revise to include a discussion of the process specific to each valuation date.  That is, revise to describe how the methods you describe were applied as of March 20, 2013 and August 31, 2013 in order to establish the fair value of your equity shares of $1.00 and $2.03, respectively.

The Company has revised its disclosure in the Registration Statement to include a discussion of the valuation process specific to each valuation date, including a description of how the methods described were applied as of March 20, 2013 and August 31, 2013 in order to establish the fair value of our equity shares of $1.00 ($2.00 post-split) and $2.03 ($4.06 post-split), respectively, after giving effect to the reverse stock split. Please refer to pages 41-43 of the Amendment No. 3.

3.

Discuss the factors that have contributed to the increase in the fair value at the most recent valuation date, August 31, 2013, and the assumed offering price of $5.50, giving effect to any share splits or reverse splits.

The Company has revised its disclosure in the Registration Statement to discuss the factors that have contributed to the increase in the fair value of the Company’s equity shares from $4.06 at the most recent valuation date, August 31, 2013, and the assumed offering price of $5.50, after giving effect to an assumed 1 for 2 reverse stock split. Please refer to page 43 of the Amendment No. 3.

4.

Revise this section in order to provide a narrative from management’s viewpoint.  As an example, we note instances where you describe “discussions with management” that may be confusing in this context as the purpose of this disclosure is to explain the steps management took when estimating the fair value of your shares at each point in time.

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

Sysorex Global Holdings, Corp.

Notes to Condensed Consolidated Financial Statements (Unaudited)

Note 3 – Significant Accounting Policies and Recent Accounting Pronouncements

Revenue Recognition, page F-10

5.

We note that in response to prior comment 4 you have expanded your disclosure describing the terms of Lilien’s long-term contracts. Your revised disclosure indicates that “customers may cancel and request a refund of unused maintenance/warranty services.” Please tell us whether customers have a unilateral right to cancel and receive a refund and when such cancellation and refund privileges lapse.  Explain how you considered these provisions in determining whether your fees are fixed or determinable.  Refer to SAB Topic 13A4.

Customers that have purchased maintenance/warranty services have a right to cancel and receive a refund of the amounts paid for unused services at any time during the service period upon 30 days advance written notice to Lilien.  Such a refund is available only with respect to the portion of the maintenance and warranty services that have not yet been provided. Cancellation and refund privileges with respect to maintenance/warranty services lapse as to any period during the term of the agreement for which such services have already been provided.  Customers do not have the right to a refund of paid fees for maintenance/warranty services that Lilien has earned and recognized as revenue. Invoices issued for maintenance/warranty services not yet rendered are recorded as deferred revenue and then recognized as revenue ratably over the service period as the fees are earned. As a result (1) the warranty and maintenance service fees payable by each customer are separately accounted for in each customer purchase order as a separate line item, and (2) upon Lilien’s receipt and acceptance of a request for refund of maintenance/warranty services not yet provided, Lilien’s obligation to perform any additional maintenance/warranty services will end. Therefore, as described in SAB Topic 13A4, paragraph (a), the Company considers fees received for maintenance/warranty services to be fixed and determinable ratably over the stated service period, consistent with the Company’s revenue recognition policy in respect of such fees.

We have amended our Registration Statement in order to clarify the foregoing.  Please refer to pages 19 and F-10 of the Amendment No. 3.

6.

We are continuing to evaluate your responses to prior comments 9 and 23 contained in your correspondence dated December 6, 2013 and November 12, 2013, respectively.

The Company is clarifying its prior response to comment 9 and comment 23 contained in our correspondence to the Staff dated December 6, 2013 and November 12, 2013, respectively, to specify that the maintenance service relationship with a customer is generally documented by three separate agreements, including:

(a)

an agreement between Lilien and the customer, which is documented either by the Lilien Master Services Agreement (MSA) and Master Statement of Work or the customer’s service or vendor agreement or statement of work as referenced in our response to comment 34 in our correspondence to the Staff dated October 9, 2013 (in either case, the “Customer Agreement”);

(b)

an agreement between Lilien and the OEM or product distributor (“Distributor Service Agreement”) pursuant to which Lilien has purchased the products or warranty services that are resold to its customers; and

(c)

the previously referenced “three party agreement” which (i) identifies the Lilien customer for whose benefit Lilien purchased the services, with the Lilien customer identified as the end user of such services; (ii) sets forth the maintenance/warranty services sold to Lilien and to which the customer is entitled, whether provided by Lilien or the OEM, as further described below and (iii) identifies the OEM or distributor (the “Customer Service Agreement”).

The Customer Agreement establishes Lilien as the primary obligor to the customer for the provision of maintenance/warranty services to which the customer is entitled, even if such services are ultimately provided by the OEM or distributor.  In addition, Lilien is responsible to the OEM for the costs of the OEM associated with providing such services pursuant to the Distributor Service Agreement. The OEM or distributor is only obligated to the Lilien customer as a result of its obligations to Lilien pursuant to the Distributor Service Agreement and Customer Service Agreement. While it is possible that the customer may contact the OEM or distributor for maintenance services, in most cases the customer will first contact Lilien who will diagnose the problem and perform the required services to the extent possible. In order to provide such support services, Lilien has employees who have received the required training and hold certifications issued by the OEMs and industry associations relating to the configuration, installation and servicing of the products purchased.  If Lilien’s staff is not able to first resolve the problem directly for the customer, the issue is then referred to the applicable OEM partner for services in accordance with the Distributor Service Agreement and Customer Service Agreement.

As further described below under the response to the first bullet point, while we have some customer relationships that are not documented with a master “Customer Agreement” they are documented with a written quote or purchase order and the Customer Service Agreement or previously referenced “three party agreement”. It is the Company’s policy to process any maintenance/warranty services as described above.

•

Provide us with a copy of the standard “three party agreement” referred to in your response to prior comment 9.  Confirm, if true, that all customer agreements are documented in this manner.

In response to the Staff’s comment, the Company has provided the Staff on a supplemental basis with a copy of the referenced “three party agreement” (Exhibit A). Customer relationships representing approximately 80% of our revenues are documented in the manner described at the beginning of this comment response with a master “Customer Agreement”. The remainder of our customer relationships are not documented with a master “Customer Agreement” but are documented with a written quote or purchase order and the Customer Service Agreement or previously referenced “three party agreement”. It is the Company’s policy to represent all customers as described herein whether such relationships are subject to a formal written agreement or otherwise.

•

Tell us how suppliers are selected.  In this regard, we note from your response that you select providers based on what you believe is the best fit for the customer following your assessment of customers’ needs. Tell us whether these services are typically provided by the OEM of the hardware purchased. In addition, we note that you “generally” do not have separate contracts “with each party of [sic] their maintenance and warranty contracts.”  Please explain to which party you refer in your response and quantify the frequency of “generally.”  Tell us if your re-sales are subject to any form of master agreements with suppliers.

The Company only sells maintenance services to service the hardware purchased by the customer.  Therefore, the supplier selected to provide any purchased maintenance services will be the OEM or distributor of the hardware purchased; provided, however, that Lilien serves as the initial contact to diagnose any issues experienced by the customer and, if possible, to provide the required service prior to notifying the OEM or distributor.

The party that we were referring to in the prior statement that we “generally” do not have separate contracts “with each party of [sic] their maintenance and warranty contracts” is a reference to our customers that have purchased maintenance and warranty services not pursuant to a master Customer Agreement, but with a quote or purchase order as described above in the Company’s response to the first bullet point of this comment. We are clarifying our prior statement to indicate that customers representing approximately 80% of our revenues are documented with a master Customer Agreement, while the remainder are documented with a quote or purchase order. Our re-sales are subject to the Distributor Service Agreements described above which are typically in the form provided by our OEMs and distributors; provided however, that Lilien has the right to resell products and services to its customers at any price that it shall determine to be acceptable.

•

Describe how the price Lilien pays to your suppliers is determined for each three party agreement.

The price paid by Lilien to its suppliers is determined and negotiated between Lilien and the OEM or distributor in accordance with the Distributor Service Agreements.

•

Explain further how you concluded that you are the primary obligor when the warranty is provided by the OEM and technical support and maintenance issues are directly handled by the manufacturer. Further explain why you believe you are responsible for fulfilment in light of your statement in your November 12, 2013 letter that “third-party service provider is responsible for day-to-day maintenance services to [y]our customer.”

The Company is the primary obligor with respect to the customer and the services purchased by the customer, whether such services are ultimately provided by the OEM or distributor in accordance with the terms of the Customer Agreements. Eighty percent of our revenues are covered by master Customer Agreements that obligate the Company to represent and warrant the product and maintenance warranty services purchased by the customer even if delivered by the OEM or distributor. The Company is also required, either in accordance with the terms of the Customer Agreements or pursuant to its own policies, to assist the customer in connection with enforcing any maintenance or warranty services provided by the OEM or distributor, and as stated above will initially diagnose the problem and respond to the initial service request, referring the issue to the OEM or distributor only if Lilien is unable to adequately service the customer first. As a result, the Company is clarifying its prior statement to indicate that Lilien is responsible to the customer for ensuring all day to day maintenance services are provided to the customer, whether such services are ultimately provided by Lilien or by the OEM. To the extent that any customer relationship is not specifically documented with a formal Customer Agreement, it is the Company’s policy to treat all customer relationships as described above.

•

Explain further how you determined that you have inventory risk given that refunds are “often” obtained from suppliers.

There is inventory risk between Lilien and the customer. Customers seeking a valid refund with respect to any products or services provided will generally obtain a credit from Lilien pursuant to the terms of the existing Customer Agreements, irrespective of any refund obtained by Lilien from the supplier. After Lilien has already granted a refund to a customer, Lilien will generally obtain a corresponding refund or credit, but not necessarily, from the supplier pursuant to the terms of the Distributor Service Agreements. Therefore, to the extent that any supplier may determine not to issue a refund or that any product or service is not eligible under a manufacturer warranty, Lilien bears the inventory risk with respect to the customer. To the extent that any customer relationship is not specifically documented with a formal Customer Agreement, it is the Company’s policy to bear such risk.

Note 4 – Business Combination, page F-10

7.

We are continuing to evaluate your response to prior comment 10 and may have further comment.

The Company will await further comment from the Staff, if necessary, on this issue.

Note 5 - Acquisition of Shoom, Inc., page F-14

8.

Please expand your response to prior comment 11 by providing a complete summary of your analysis in a manner consistent with the tabular presentations used within SAB 80.  Include all entities, including AirPatrol Corporation, in your presentation.

In response to the Staff’s comment, the Company has revised its prior analysis to provide a complete summary of such analysis in a manner consistent with the tabular presentations used within SAB 80, including all entities acquired or to be acquired since December 31, 2012.

Section 2070.2 of the Division of Corporation Finance Financial Reporting Manual (the “FRM” provides that first-time registrants that meet the following conditions may apply SAB 80 in lieu of S-X 3-05 or S-X 8-04, with respect to the financial statements required to be included in the registrant’s initial registration statements.

•

Condition 1: The acquired and likely to be acquired businesses must be discrete and substantially intact after the acquisition.

Each of Lilien Systems, Shoom, Inc. and AirPatrol Corporation are discrete and unrelated businesses that are or will be substantially intact following each entity’s respective acquisition date.

•

Condition 2: SAB 80 can only be applied by a first-time registrant in its initial registration statement, irrespective of whether that initial registration statement involves a public offering.

The Company is a first time registrant applying SAB 80 in connection with the Company’s initial registration statement.

Since the Company satisfies each of the conditions set forth above, the Company has determined that it qualifies to provide the financial statements of each of the businesses it has acquired or is likely to acquire since the end of the most recently completed fiscal year for which the Company is required to provide audited financial statements in accordance with SAB 80.

Pursuant to SAB 80 and Section 2070 of the FRM, the Company has applied the significance tests set forth in Section 1-02(w) of Regulation S-X to pro-forma financial statements of the Company prepared in accordance with Article 11 of Regulation S-X as of December 31, 2012. Set forth below is the summary of the results of the application of the significance tests prepared in accordance with the tabular presentations set forth in SAB 80.

Component Entity	Assets	Earnings	Investment	Highest Level of Significance

Lilien	40%	16%	13%	40%
Shoom	12%	2%	12%	12%
AirPatrol	45%	75%	43%	75%

In accordance with SAB 80 and 2070.10 and 2070.11 of the FRM, the following presentation sets forth the minimum number of months required to be represented in the separate pre-acquisition audited financial statements of the significant businesses acquired or to be acquired by the Company, filed in the Company’s registration statement.

Component Entity	Fiscal Year End	Date of Acquisition	Minimum Financial Statement Requirement	Period in Audited Consolidated Financial Statements	Separate Pre-acquisition Audited Financial Statement
Registrant	12/31	N/A	21	24	---
Lilien	12/31	3/1/2013	21	---	21
Shoom	12/31	8/31/2013	9	---	9
AirPatrol	12/31	To Be Acquired	21	---	21

After applying each of the significance tests to the Company’s pro-forma financial statements as of December 31, 2012, the Company has provided or will provide the following pre-acquisition audited financial statements for each of the acquisition entities in satisfaction of the minimum financial statement requirements set forth in SAB 80:

(a)

audited financial statements of Lilien Systems as of and for the years ended December 31, 2012 and 2011;

(b)

audited financial statements of Shoom Inc. as of and for the year ended December 31, 2012; and

(c)

audited financial statements of AirPatrol Corporation as of and for the years ended December 31, 2012 and 2011.

The Company has included a discussion below regarding the interim financial statements required to be filed in the Company’s registration statement in response to the Staff’s comment number 9.

9.

With regard to the last paragraph of your response to prior comment 11, please refer to footnote 20 of SAB 80.

Footnote 20 of SAB 80 provides the following:

“If audited pre-acquisition financial statements of a business are necessary pursuant to the alternative tests described here, the interim period following that entity’s latest pre-acquisition fiscal year end but prior to its acquisition by the registrant generally would be required to be audited.”

 The Company believes that Section 2070.9 of the FRM qualifies footnote 20 of SAB 80.  Section 2070.9 of the FRM provides the following:

“..if the acquisition date is after the registrant’s most recent audited balance sheet required to be included in the registration statement, then the interim financial statements of the acquired or to be acquired business should be presented for the same periods as if the acquiree were the registrant and may be unaudited.”

As a result of the guidance set forth in Section 2070.9 of the FRM, the Company believes that, as of the date hereof, it is not required to provide audited interim financial statements with respect to any of the acquisition entities, because each of the acquisitions occurred or is likely to occur after the date of the Company’s most recent audited balance sheet required to be included in the registration statement.  As a result of the referenced guidance, the Company believes that it would be required to provide interim financial statements as of September 30, 2013 for each of the acquisition entities; provided, however that it is the Company’s position that such requirements have been satisfied, as they relate to Lilien and Shoom, with the filing of the Company’s consolidated interim financial statements as of September 30, 2013. The Company has filed the unaudited interim financial statements of AirPatrol Corporation as of September 30, 2013 in the Amendment No. 3.

10.

Please tell us whether you assumed outstanding options of Shoom, Inc. as part of the acquisition and how these options are currently being accounted for.

In accordance with the terms of the Shoom merger agreement, the outstanding options of Shoom were surrendered and cancelled upon the closing of the acquisition of Shoom.

Note 8 - Notes Receivable

Secured Promissory Note, page F-16

11.

Please identify the party to whom you loaned $1,000,000.

The Company has revised its disclosure to identify AirPatrol Corporation as the party to whom we loaned $1,000,000.

Note 13 – Notes Payable, page F-18

12.

Please revise note (D) to describe the terms of the $2,500,000 note payable.

In response to the Staff’s comment, the Company has revised its disclosure accordingly.  Please refer to page F-18 of the Amendment No. 3.

Note 24 – Subsequent Events, page F-26

13.

Tell us what consideration you have given to disclosing the proposed reverse stock split, and retroactively presenting shares in the financial statements as a result of the split.  Refer to SAB Topic 4C and ASC 260-10-55-12.

SAB Topic 4C and ASC 260-10-55-12 require retroactive adjustments in the event a reverse split occurs after the date of the latest reported balance sheet or close of the period, respectively, but prior to the release of the financial statements. In reliance on Section 3430.1 of the FRM, and because the reverse split will not be effected until after the effectiveness of the registration statement, the Company has determined that retroactive adjustment of the historical balance sheet and statement of operations (including EPS) is not required to be presented. In accordance with Section 3430.3 of the FRM, the Company has provided pro-forma EPS data and while the Company believes that it is not required to present a pro forma balance sheet pursuant to Section 3430.2 of the FRM because a material reduction of permanent equity will not occur as a result of the reverse split, the Company has determined to provide a pro-forma balance sheet presented alongside of the historical balance sheet giving effect to the reverse split for the purpose of explaining the pro-forma EPS data provided. Please refer to page F-2, F-3, F-27, F-30, F-31, and F-49 of the Amendment No. 3.

Pro Forma Condensed Combined Balance Sheets and Statements of Operations, page F-79

14.

Revise all headings to clearly identify the pro forma combined balance sheets and statements of operations as being unaudited.

The Company has revised the pro-forma combined balance sheets and statements of operations accordingly.

If  you have any questions please do not hesitate to contact the undersigned at (650) 245-0053, Elliot H. Lutzker of Davidoff Hutcher & Citron LLP at (646) 428-3210 or by email at ehl@dhclegal.com  or Kevin Friedmann of Richardson & Patel, LLP at (212) 566-5159 or by email at kfriedmann@richardsonpatel.com.

Sincerely,

SYSOREX GLOBAL HOLDINGS CORP.

By: /s/ Nadir Ali

Nadir Ali

Chief Executive Officer

Exhibit A

Thank you for purchasing Hewlett-Packard services. These services are designed to supplement the product warranty. The support you have purchased is detailed in the attached document.

Group ID	ALIL XXXXXXX
Support Account Reference	SAID	Contract	Start	End	End User
XXXXXXXXXXXXXXX	XXXXXXXXXX	XXXXXXX	1/1/2014	12/31/2014	XXXXX County

Our service entitlement process will increase security and facilitate global service delivery access. The 12-digit system-generated Service Agreement ID (SAID) number is unique to this order. When you place a call for service you will need the SAID listed above and the Serial Number of the product requiring service (for hardware). Note: SAID replaces the system handle (SAR), obligation ID, or access numbers previously used for entitlement purposes.

For support please call: 1-800-633-3600

**Please verify your equipment location and Serial Numbers with the attached document. If the information does not appear correct, please contact your Value Added Reseller who facilitated this contract as soon as possible to make the changes and ensure appropriate support**

Thank you for your use of Hewlett-Packard Support Services.

Sold To:				End User:
Lilien Systems				XXXXX County
17 E Sir Francis Drake Blvd Ste 110				XXXXX
Larkspur, CA				XXXXXXXX
Group ID: ALILXXXXX				Hardware Contact:	XXXXXX	Tel:
Coverage Start Date: 1/1/2014				Coverage End Date:	12/31/2014
Support Account Reference: ASMPD501USE951W917
Service Agreement ID: 1040 6474 1933
HP Contract Number: 2150152606
Line No.	Serial Number	Service Part Number	HW/SW Part Number	Description		Qty	Support Start Date	Support End Date	Warranty End Date	Support Life End Date
1		HA104AC		HP 4 Hour 24x7 HW Support
2		HA151AC		HP Hardware Maintenance Onsite Support		1	1/1/2014	12/31/2014
3	USE951W917	HA151AC	508668-B21	HP BLc3000 CTOEncl		1	1/1/2014	12/31/2014
4	USE951W918	HA151AC	507864-B21	HP BL460c G6 CTO Blade OEM		1	1/1/2014	12/31/2014
5	USE951W919	HA151AC	507864-B21	HP BL460c G6 CTO Blade OEM		1	1/1/2014	12/31/2014
6		HA151AC	507794-L21	HP E5540 BL460c G6 FIO Kit OEM		2	1/1/2014	12/31/2014
7		HA151AC	500658-B21	HP 4GB 2Rx4 PC3-10600R-9 Kit		2	1/1/2014	12/31/2014
8		HA151AC	418367-B21	HP 146GB 3G SAS 10K 2.5in DP ENT HDD		4	1/1/2014	12/31/2014
9		HA151AC	462969-B21	HP 650 mAh P-Series Battery		2	1/1/2014	12/31/2014
10		HA151AC	462968-B21	HP 256MB P-Series Cache Upgrade		2	1/1/2014	12/31/2014
11	USE951W91A	HA151AC	507864-B21	HP BL460c G6 CTO Blade OEM		1	1/1/2014	12/31/2014
12	USE951W91B	HA151AC	507864-B21	HP BL460c G6 CTO Blade OEM		1	1/1/2014	12/31/2014
13		HA151AC	507794-L21	HP E5540 BL460c G6 FIO Kit OEM		2	1/1/2014	12/31/2014
14		HA151AC	500658-B21	HP 4GB 2Rx4 PC3-10600R-9 Kit		2	1/1/2014	12/31/2014
15		HA151AC	418367-B21	HP 146GB 3G SAS 10K 2.5in DP ENT HDD		4	1/1/2014	12/31/2014
16		HA151AC	403621-B21	HP BLc Emulex LPe1105 FC HBA Opt Kit		2	1/1/2014	12/31/2014
17		HA151AC	462969-B21	HP 650 mAh P-Series Battery		2	1/1/2014	12/31/2014
18		HA151AC	462968-B21	HP 256MB P-Series Cache Upgrade		2	1/1/2014	12/31/2014
19		HA151AC	406740-B21	HP BLc 1Gb Enet Pass Thru Mod Opt Kit		1	1/1/2014	12/31/2014
20		HA151AC	403626-B21	HP BLc 4Gb FC Pass Thru Module		1	1/1/2014	12/31/2014
21		HA151AC	437572-B21	HP 1200W CS Slvr Ht Plg Pwr Supply Kit		4	1/1/2014	12/31/2014
22		HA151AC	507082-B21	HP BLc Single Active Cool 100 Fan Option		2	1/1/2014	12/31/2014
23	CN894601D5	HA151AC	488100-B21	HP BLc3000 Dual DDR2 Onboard Admin Kit		1	1/1/2014	12/31/2014

Hardware Support Only Offers	Software Support Only Offers

HA101AC HP Next Day HW Support	HA106AC HP Software Support
*** Hardware Support ***	*** Software Support ***
HP Hardware Maintenance Onsite Support	HP Software Technical Unlimited Support
Hardware Problem Diagnosis	SW Technical Support
Onsite Support	SW Electronic Support
Parts and Material provided	Std Office Hrs Std Office Days
Next Cov Day Onsite Response	Standard Response
Std Office Hrs Std Office Days	HP Software Updates Service
License to Use & SW Updates
HA116AC HP 4 Hour 9x5 HW Support	HP Recommended SW Upd Method
*** Hardware Support ***	HP Recommended Doc Upd Method
HP Hardware Maintenance Onsite Support
Hardware Problem Diagnosis	HA107AC HP Software 24x7 Support
Onsite Support	*** Software Support ***
Parts and Material provided	HP Software Technical Unlimited Support
4 Hr Onsite Response	SW Technical Support
Std Office Hrs Std Office Days	SW Electronic Support
24 Hrs Std Office Days
HA103AC HP 4 Hour 13x5 HW Support	24 Hrs Day 6
*** Hardware Support ***	24 Hrs Day 7
HP Hardware Maintenance Onsite Support	Holidays Covered
Hardware Problem Diagnosis	Standard Response
Onsite Support	HP Software Updates Service
Parts and Material provided	License to Use & SW Updates
4 Hr Onsite Response	SW Updates on CD
13 Hrs Std Office Days	Doc Updates on CD

HA104AC HP 4 Hour 24x7 HW Support	Hardware & Software Combined Offers
*** Hardware Support ***
HP Hardware Maintenance Onsite Support	HA109AC HP Support Plus Service
Hardware Problem Diagnosis	*** Hardware Support ***
Onsite Support	HP Hardware Maintenance Onsite Support
Parts and Material provided	Hardware Problem Diagnosis
4 Hr Onsite Response	Onsite Support
24 Hrs Std Office Days	Parts and Material provided
24 hrs, Day 6	4 Hr Onsite Response
24 hrs, Day 7	“13 Hrs Std Office Days
Holidays Covered	HP Software Technical Unlimited Support
13 Hrs Std Office Days
HA105AC HP 6 Hour Call-To-Repair HW Support	SW Technical Support
*** Hardware Support ***	SW Electronic Support
HP Hardware Maintenance Onsite Support	Standard Response
Hardware Problem Diagnosis	HP Software Updates Service
Onsite Support	HP Recommended Doc Upd Method
Parts and Material provided	License to Use & SW Updates
6 Hr Call-To-Repair Time	HP Recommended SW Upd Method
24 Hrs Std Office Days
24 hrs, Day 6	HA110AC HP Support Plus 24 Service
24 hrs, Day 7	*** Hardware Support ***
Holidays Covered	HP Hardware Maintenance Onsite Support
Enhanced Parts Logistics	Hardware Problem Diagnosis
Onsite Support
Parts and Material provided
4 Hr Onsite Response
24 Hrs Std Office Days
24 hrs, Day 6
24 hrs, Day 7
Holidays Covered
*** Software Support ***
HP Software Technical Unlimited Support
SW Technical Support
SW Electronic Support
24 Hrs Std Office Days
24 Hrs Day 6
24 Hrs Day 7
Holidays Covered
Standard Response
HP Software Updates Service
License to Use & SW Updates
HP Recommended SW Upd Method
HP Recommended Doc Upd Method